Exhibit 99.1

Caledonia Mining Corporation Plc
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Results of Annual General Meeting and Notice of Share Consolidation

St Helier, June 19, 2017: Caledonia Mining Corporation Plc (the "Company") announces the results of the annual general meeting of shareholders (the “AGM”) held at St Helier, Jersey on Monday, June 19, 2017.
The total number of voting shares represented by shareholders present in person or by proxy at the AGM was 92 representing 40.18% of the Company’s outstanding voting shares.  The seven nominees proposed by management for election as directors were elected by a show of hands. Proxies were received as follows:

Nominee	For	Percent	Against	Percent	Abstained
Leigh Wilson	13,931,890	65.82	7,235,425	34.18	44,764
Steve Curtis	13,305,391	62.84	7,867,424	37.16	39,264
Mark Learmonth	13,940,874	65.84	7,232,641	34.16	38,564
James Johnstone	18,746,655	88.64	2,402,860	11.36	62,564
John Kelly	13,879,448	65.63	7,270,067	34.37	62,564
Johan Holtzhausen	18,746,057	88.64	2,403,458	11.36	62,564
John McGloin	13,900,938	65.73	7,247,077	34.27	64,064

Further resolutions were passed at the AGM so that:
•	KPMG Inc. was reappointed as auditor of the Company for the ensuing year;
•	Messrs. Holtzhausen, Kelly and McGloin were reappointed as members of the Audit Committee;
•
the Company was authorised to send or supply all types of notices, documents or other information to members by means of electronic communication including, without limitation, by making them available on a website;

•	the Share Consolidation (as defined below) was approved;
•	a general mandate for on market buybacks of securities of up to 10% of the outstanding securities of the Company was approved; and
•	the Company was authorised to hold bought back shares in treasury.
Share Consolidation and proposed listing on the NYSE MKT LLC (“NYSE MKT”)
As set out in the Company’s announcement of May 23, 2017, a share consolidation was proposed principally in order to achieve the minimum US$2 share price required to satisfy the listing requirements of the NYSE MKT and also to improve the marketability of the Company’s shares to certain US investors whose eligibility requirements for investment require a minimum US$5 share price (the “Share Consolidation”).
The Share Consolidation will effectively consolidate the share capital of the Company on a basis of 1 Common Share for every 5 Common Shares held.  It will be conducted by way of a two-stage process (100 into 1 consolidation followed by a 1 into 20 division, with both stages occurring almost simultaneously and on the same date) in order that, as well as consolidating the Common Shares on the above basis, holders with less than a “board lot” of 100 Common Shares on a pre-consolidation basis will, subject to receipt of a duly completed Letter of Transmittal (as defined below), receive cash for their shares based on the average closing share price on the TSX for the 5 trading days preceding the Share Consolidation.  Further details of the Share Consolidation and payment to non-board lot holders were set out in the management information circular of the Company dated May 23, 2017 (the “Circular”).
A letter of transmittal (the “Letter of Transmittal”) for completion by registered shareholders (note that non-registered holders and depositary interest holders are not expected to complete a letter; they should rely on their broker or nominee to do so in respect of their holdings) was enclosed with the Circular in order to:

1.	enable them to exchange their share certificates (or DRS advices) for new share certificates (or DRS advices) representing the post-consolidation Common Shares to which they will be entitled;
2.	enable holders to trade their securities on a post-consolidation basis;
3.	enable payment to be made to holders:
a.	who held less than a board lot of 100 Common Shares before the Share Consolidation; or
b.
who held more than a board lot of 100 Common Shares before the Share Consolidation but who will hold fractional entitlements to Common Shares following the Share Consolidation which fractions are then subject to being bought back by the Company in conjunction with the Share Consolidation

(except for amounts of £5.00 or less which shall be retained for the benefit of the Company (in accordance with the Company’s articles of association)).

Following the AGM, the board of directors of the Company met and fixed the Effective Time (as defined in the Circular, being the time of the Share Consolidation which is at the discretion of the directors) at 5.00 p.m. (Eastern Time) on Monday, June 26, 2017.
As all of the Common Shares are proposed to be consolidated, the proportion of the issued shareholdings in the Company held by each shareholder immediately before and after the Share Consolidation will, save for the reduction in share capital due to the Company buying back non-board lot holders’ Common Shares and fractional entitlements following the Share Consolidation (which together represent approximately 0.1% of the current share capital as at today’s date), remain unchanged.
The share capital of the Company following the Share Consolidation is expected to comprise approximately 10.5 million Common Shares.  The last day for trading in the pre-consolidation Common Shares on TSX and OTCQX and the depositary interests in respect of the Common Shares on AIM is Monday, June 26, 2017.  It is expected that trading in post-consolidation Common Shares and depositary interests will commence on relevant markets on Tuesday, June 27, 2017 (although settlement may be delayed pending credit of accounts with post-consolidation Common Shares and depositary interests).
Following the Share Consolidation, existing share certificates and DRS advices will cease to be valid and, provided that a duly completed Letter of Transmittal has been received by the Company or its transfer agent in respect of a holding of Common Shares on or before the Determination Date (as defined below), a new share certificate or DRS advice is expected to be dispatched to the registered shareholder on or before July 1, 2017.  Depositary interest and non-registered holders are not required to take any action in respect of Letters of Transmittal (but should rely on their nominee or broker to do so).  Registered shareholders who submit completed Letters of Transmittal after the Determination Date should receive new share certificates or DRS advices within 10 business days of submission.  Payments to non-board lot holders and for fractional entitlements of Common Shares following the Share Consolidation are, except for amounts of £5.00 or less which are retained for the benefit of the Company (in accordance with the Company’s articles of association), expected to be dispatched with the new share certificates and DRS advices.
Before it approves the listing of the Common Shares, NYSE MKT is expected to observe the share price of the post-consolidation Common Shares for a short period in order to be satisfied that the listing requirements continue to be met.  The listing is therefore expected to occur on or about the middle of July 2017.
The Company intends to terminate its trading facility for the Common Shares on the OTCQX at the same time as completion of the listing on NYSE MKT.

Expected timetable
•	Date and time by which completed Letters of Transmittal were requested to have been received (the “Determination Date”) 5.00 p.m. (Eastern Time) June 19, 2017

•	Last day of trading in the pre-consolidation Common Shares and depositary interests in respect of Common Shares June 26, 2017

•	Record time and date for the Share Consolidation (the Effective Time) 5.00 p.m. (Eastern Time) June 26, 2017

•
Trading in post-consolidation depositary interests expected to commence on AIM (although settlement may be delayed pending credit of accounts with post-consolidation depositary interests)
8.00 a.m. (UK time) on June 27, 2017

•
Trading in post-consolidation Common Shares expected to commence on TSX and OTCQX (although settlement may be delayed pending credit of accounts with post-consolidation Common Shares)
8.00 a.m. (Eastern Time) on June 27, 2017

•
Dispatch of definitive share certificates and DRS advices and fractional entitlement cheques or payments through CREST
By July 1, 2017 or, in respect of a Letter of Transmittal that is not received by the Determination Date, within 10 business days of the date of receipt

Notes: (1) The timing of events in the above timetable and the rest of this announcement are indicative only. If any of the times or dates should change, the revised times and/or dates will be notified by an announcement to a regulatory information service; (2) Unless otherwise stated, the information contained in this announcement is as of Monday, June 19, 2017.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.
 Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: timing of the Share Consolidation, trading and listing of the Common Shares and depositary interests on the TSX, OTCQX, AIM and NYSE MKT (as applicable), dispatch of share certificates and DRS advices and payment for non-board lot holders’ interests and fractional entitlements.  This forward looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: delays in obtaining or failures to obtain required governmental, regulatory or securities exchange approvals, changes in exchange rates, fluctuations in the prices of securities, general delays and other factors.
Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results and events to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: regulatory approvals and developments, failure of the Company to meet listing requirements of any securities exchange and other factors.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.